SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 33rd MEETING OF THE ELIGIBILITY AND ADVISORY COMMITTEE OF

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The 33rd meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP was held on June 21, 2023, at 4:30 p.m.

Agenda: Analysis of the 1st re-election for the Executive Board of Companhia de Saneamento Básico do Estado de São Paulo.

The members of SABESP’s Eligibility and Advisory Committee, in compliance to Official Letter (Codec) 130/2023 – SFP - 12091, of June 19, 2023, and taking into consideration the content of the emails (mmartins@sabesp.com.br) dated 06/19/2023 – 4:48 p.m. (page 2597 of the SIMA digital case 015656/2020-91), and based on the statements signed in the registration form, instituted by CODEC Resolution 03/2018, as well as on the documents presented by the appointees for the positions of i) Chief Executive Officer, André Gustavo Salcedo Teixeira Mendes; ii) People and Corporate Management Officer, Sabrina de Menezes Corrêa Furstenau Sabino; iii) Chief Financial Officer and Investor Relations Officer, Catia Cristina Teixeira Pereira, iv) Regulation and New Business Officer, Bruno Magalhães D’Abadia, v) Engineering and Innovation Officer, Paula Alessandra Bonin Costa Violante; vi) Operation and Maintenance Officer, Roberval Tavares de Souza, confirm that the nomination process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company’s Bylaws, the Company’s Nomination Policy, and CODEC Resolution 02/2023, whereby the aforementioned documents of the nominees will be filed at the Company.

There being no other business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, and digitally signed by the members.

CARLA ALMEIDA

FÁBIO AURÉLIO AGUILERA MENDES

PAULA CRISTINA NASSSIF ELIAS DE LIMA

1

Appointee: ANDRÉ GUSTAVO SALCEDO TEIXEIRA

Position: Chief Executive Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

Declaration signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of ANDRÉ GUSTAVO SALCEDO TEIXEIRA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

2

Appointee: SABRINA DE MENEZES CORRÊA FURSTANEU SABINO

Position: People and Corporate Management Officer

Assessment Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the presented documents, this Committee confirms that the nomination of SABRINA DE MENEZES CORRÊA FURSTANEU SABINO complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

3

Appointee: CATIA CRISTINA TEIXEIRA PEREIRA

Position: Chief Financial Officer and Investor Relations Officer

Assessment Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the presented documents, this Committee confirms that the nomination of CATIA CRISTINA TEIXEIRA PEREIRA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

4

Appointee: BRUNO MAGALHÃES D’ABADIA

Position: Regulation and New Business Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of BRUNO MAGALHÃES D’ABADIA complies with Federal Laws 13.303/2016 and 6.404/1976, and State Decree 62.349/2016.

5

Appointee: PAULA ALESSANDRA BONIN COSTA VIOLANTE

Position: Engineering and Innovation Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of PAULA ALESSANDRA BONIN COSTA VIOLANTE complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

6

Appointee: ROBERVAL TAVARES DE SOUZA

Position: Operation and Maintenance Officer

Evaluation Script	Item	Notes
General Data	Are all fields completed and compliant? ( X ) Yes ( ) No
Requirements	Has the appointee declared that he/she complies with all requirements? ( X ) Yes ( ) No
Prohibitions	Has the appointee declared that he/she does not fall into any impediment hypotheses? ( X ) Yes ( ) No
Documents

Has the appointed submitted:

Registration Form initialed and signed?

( X ) Yes ( ) No

CV initialed and signed?

( X ) Yes ( ) No

A statement signed as required by the CVM?

( X ) Yes ( ) No

Higher education diploma or proof of membership in a trade association?

( X ) Yes ( ) No

Diploma proving academic qualification compatible with the position?

( X ) Yes ( ) No

Documentation certifying the minimum required professional experience as stated in item B of the Registration Form?

( X ) Yes ( ) No

After analyzing the Registration Form and the documents presented, this Committee confirms that the nomination of ROBERVAL TAVARES DE SOUZA complies with Federal Laws 13,303/2016 and 6,404/1976, and State Decree 62,349/2016.

This is a free English translation of the minutes drawn up in the book of Minutes of Meetings of the Eligibility and Advisory Committee.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 2, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.